UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                          CROWN FINANCIAL GROUP, INC..
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   22834Q 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                MICHAEL E. RECCA
                            SKY CAPITAL HOLDINGS LTD.
                           110 WALL STREET, 8TH FLOOR
                            NEW YORK, NEW YORK 10005
                                 (212) 709-1907
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 3, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 22834Q 10 8


=========== ====================================================================
    1
            NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     ROSS H. MANDELL
----------- --------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
-----------
                                                                  (a) [x]
-----------
                                                                  (b)
----------- --------------------------------------------------------------------
    3
            SEC USE ONLY
----------- --------------------------------------------------------------------
    4
            SOURCE OF FUNDS*
-----------

                     AF
----------- --------------------------------------------------------------------
    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
----------- --------------------------------------------------------------------
    6
            CITIZENSHIP OR PLACE OF ORGANIZATION
-----------

                     FLORIDA
----------- --------------------------------------------------------------------
                                          7
              NUMBER OF                         SOLE VOTING POWER
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
-------------------------------------- --------

                                                         0
-------------------------------------- -------- --------------------------------
                                          8
                                                SHARED VOTING POWER
-------------------------------------- --------

                                                         4,545,455
-------------------------------------- -------- --------------------------------
                                          9     SOLE DISPOSITIVE POWER
-------------------------------------- --------

                                                         0
-------------------------------------- -------- --------------------------------
                                         10
                                                SHARED DISPOSITIVE POWER
-------------------------------------- --------

                                                         4,545,455
-------------------------------------- -------- --------------------------------
    11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-----------

                     4,545,455
----------- --------------------------------------------------------------------
    12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
----------- --------------------------------------------------------------------
    13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
-----------

                     24.7%
----------- --------------------------------------------------------------------
    14
            TYPE OF REPORTING PERSON*
-----------

                     IN
=========== ====================================================================

* SEE INSTRUCTIONS.

CUSIP No. 22834Q 10 8

=========== ====================================================================
    1
            NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-----------

                     SKY CAPITAL HOLDINGS LTD.
                     EIN: 01-0565037
----------- --------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
-----------
                                                                  (a) [x]
-----------
                                                                  (b)
----------- --------------------------------------------------------------------
    3
            SEC USE ONLY
----------- --------------------------------------------------------------------
    4
            SOURCE OF FUNDS*
-----------

                     WC
----------- --------------------------------------------------------------------
    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
----------- --------------------------------------------------------------------
    6
            CITIZENSHIP OR PLACE OF ORGANIZATION
-----------

                     DELAWARE
----------- --------------------------------------------------------------------
                                          7
              NUMBER OF                         SOLE VOTING POWER
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
-------------------------------------- --------

                                                         0
-------------------------------------- -------- --------------------------------
                                          8
                                                SHARED VOTING POWER
-------------------------------------- --------

                                                         2,272,728
-------------------------------------- -------- --------------------------------
                                          9     SOLE DISPOSITIVE POWER
-------------------------------------- --------

                                                         0
-------------------------------------- -------- --------------------------------
                                         10
                                                SHARED DISPOSITIVE POWER
-------------------------------------- --------

                                                         2,272,728
-------------------------------------- -------- --------------------------------
    11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-----------

                     2,272,728
----------- --------------------------------------------------------------------
    12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
----------- --------------------------------------------------------------------
    13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
-----------

                     12.4%
----------- --------------------------------------------------------------------
    14
            TYPE OF REPORTING PERSON*
-----------

                     CO
=========== ====================================================================


* SEE INSTRUCTIONS.

CUSIP NUMBER 22834Q 10 8
=========== ====================================================================
    1
            NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-----------

                     SKY CAPITAL ENTERPRISES INC.
                     EIN: 05-0524727
----------- --------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
-----------
                                                             (a) [x]
-----------
                                                             (b)
----------- --------------------------------------------------------------------
    3
            SEC USE ONLY
----------- --------------------------------------------------------------------
    4
            SOURCE OF FUNDS*
-----------

                     WC
----------- --------------------------------------------------------------------
    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
----------- --------------------------------------------------------------------
    6
            CITIZENSHIP OR PLACE OF ORGANIZATION
-----------

                     DELAWARE
----------- --------------------------------------------------------------------
                                          7
              NUMBER OF                         SOLE VOTING POWER
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
-------------------------------------- --------

                                                         0
-------------------------------------- -------- --------------------------------
                                          8
                                                SHARED VOTING POWER
-------------------------------------- --------

                                                         2,272,727
-------------------------------------- -------- --------------------------------
                                          9     SOLE DISPOSITIVE POWER
-------------------------------------- --------

                                                         0
-------------------------------------- -------- --------------------------------
                                         10
                                                SHARED DISPOSITIVE POWER
-------------------------------------- --------

                                                         2,272,727
-------------------------------------- -------- --------------------------------
   11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-----------

                     2,272,727
----------- --------------------------------------------------------------------
    12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
----------- --------------------------------------------------------------------
    13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
-----------

                     12.4%
----------- --------------------------------------------------------------------
    14
            TYPE OF REPORTING PERSON*
-----------

                     CO
=========== ====================================================================


* SEE INSTRUCTIONS.

CUSIP No. 22834Q 10 8


                                  SCHEDULE 13D
                           CROWN FINANCIAL GROUP, INC.
       FILED BY ROSS H. MANDELL ("RHM"), SKY CAPITAL HOLDINGS LTD. ("SCH")
                                       AND
                      SKY CAPITAL ENTERPRISES INC. ("SCE")

ITEM 1.           SECURITY AND ISSUER

         Crown Financial Group, Inc. ("Issuer")
         525 Washington, Blvd.
         34th Floor
         Jersey City, NJ 07310

         Common Stock, par value $.01 per share,

ITEM 2.           IDENTITY AND BACKGROUND

         (a) Name: See Cover Pages, Item 1.

         (b) Residence or Business Address: RHM: 433 Plaza Real, Suite 255, Boca Raton, Florida 33432; SCH: 110 Wall Street, 8th Floor, New York, New York 10005;
SCE: 110 Wall Street, 2nd Floor, New York, New York 10005.

         (c) Principal Business: RHM is chief executive officer of SCH and president and chief executive officer of SCE. SCH is a holding company, which through its operating subsidiaries, is engaged in the securities brokerage and financial services business in the United States and United Kingdom. SCE provides strategic advice, consulting services and financing to small and early stage companies. Through its controlled subsidiaries SCE is engaged in the homeland security and investor relations businesses.

         (d) During the last five years neither RHM, SCH, SCE nor any of SCH's or SCE's directors or executive officers has been convicted in a criminal proceeding.

         (e) During the last five years, neither RHM, SCH, SCE nor any of SCH's or SCE's directors or executive officers a has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship/State of Organization: See Cover Pages, Item 6.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Each of SCH and SCE acquired the securities of the Issuer for $750,000 ($1.5 million in the aggregate). The source of such funds was working capital.

ITEM 4.           PURPOSE OF TRANSACTION

         The purpose of the acquisition of securities of the Issuer is for investment. In addition, Issuer and the United Kingdom brokerage-dealer subsidiary of SCH are discussing a joint venture between the United Kingdom operations of the Issuer and the UK broker-dealer subsidiary of SCH.

         Neither RHM, SCH nor SCE has any present intention of acquiring, or disposing of, securities of the Issuer, though they may do so in the future. Moreover while RHM, SCH and SCE have no present intention to effect any changes in the operations or management of the Issuer, they may do so in the future. Pursuant to the agreements under which the securities of Issuer were acquired, SCH and SCE, jointly, have the right to have a nominee elected to the Board of Directors of the Issuer and have been granted certain registration rights.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) SCH owns, beneficially and of record, 2,272,728 shares of the Common Stock of the Issuer which represents 12.4% of the issued and outstanding shares of such class of Issuer's securities after giving effect to the sale by Issuer of 203,030 shares of its Common Stock by a person unrelated to the reporting persons contemporaneously with the acquisition of such Common Stock by the reporting persons.

         SCE owns, beneficially and of record, 2,272,727 shares of the Common Stock of the Issuer which represents 12.4% of the issued and outstanding shares of such class of Issuer's securities after giving effect to the sale by Issuer of 203,030 shares of its Common Stock by a person unrelated to the reporting persons contemporaneously with the acquisition of such Common Stock by the reporting persons.

         SCH and SCE may be deemed to be under common control. RHM owns, directly and indirectly, (i) 23.29% of the outstanding shares of common stock of SCH on a fully diluted basis (which represents the same percentage of the currently outstanding shares entitled to vote) and (ii) 33.72% of the outstanding shares of capital stock of SCE (which represents 64.63% of the shares entitled to vote). In addition, a majority of the directors of SCH comprise a majority of the directors of SCE. Each of SCH, SCE and RHM disclaim beneficial ownership of the securities of Issuer owned by the others.

         (b) SCH shares with RHM the power to vote or to direct the vote of and the power to dispose or direct the disposition of the 2,272,728 shares of Issuer's Common Stock owned by it. SCE shares with RHM the power to vote or to direct the vote of and the power to dispose or direct the disposition of the 2,272,727 shares of Issuer's Common Stock owned by it.

         (c) Other than the acquisition of the Issuer's shares that is the subject of this statement, neither RHM, SCH nor SCE has effected any transactions in Issuer's securities during the past 60 days.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         Pursuant to a Registration Rights Agreement dated August __, 2004, by and among the Issuer, SCH and SCE (attached as Exhibit 1), SCH and SCE have certain registration rights related to the securities acquired by them.

         Pursuant to an Investors' Rights Agreement dated August __, 2004, by and among the Issuer, SCH and SCE (attached as Exhibit 2), SCH and SCE, jointly, have the right to have a nominee elected to the Board of Directors of the Issuer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Registration Rights Agreement dated August __, 2004, by and among the Issuer, SCH and SCE

Exhibit 2 Investors' Rights Agreement dated August __, 2004, by and among the Issuer, SCH and SCE

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2004

                                     -----------------------
                                     Ross H. Mandell

                                     Sky Capital Holdings Ltd.

                                     By: ________________________
                                         Michael Recca, President

                                     Sky Capital Enterprises Inc.

                                     By: ________________________
                                          Michael Brigante,
                                          Chief Financial Officer